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                           May 13, 2024

       Raymond Vennare
       Chief Executive Officer
       Predictive Oncology Inc.
       91 43rd Street, Suite 110
       Pittsburgh, Pennsylvania 15201

                                                        Re: Predictive Oncology
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 6, 2024
                                                            File No. 333-279123

       Dear Raymond Vennare:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Alan Seem, Esq.